Item 77D Policies with respect to security investments

(g) Munder Growth Opportunities Fund: In connection with the change in the name of the Munder Internet Fund to the Munder Growth Opportunities Fund, effective January 1, 2010, the Funds investment strategy of investing at least 80% of net assets plus borrowings for investment purposes in equity securities (i.e., common stocks, preferred stocks, convertible securities and rights and warrants) of companies positioned to benefit from the growth of the Internet was eliminated. Beginning in January
2010, Munder Capital Management, the Funds advisor (Advisor), began to broaden the Funds investment universe by applying the same investment strategy it used in selecting Internet-related investments prior to January 1, 2010, to select a broader range of investments that offer attractive growth opportunities. The Fund continues to be subject to a fundamental policy that the Fund will concentrate (i.e., invest at least 25% of its assets) in companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet-related businesses.

Munder Tax-Free Short & Intermediate Bond Fund:  Prior to
January 1, 2010, the Funds investment objective was to provide a competitive level of current interest income exempt from regular federal income taxes and a total return which, over time, exceeds the return provided by tax-free money market instruments; and its secondary objective was preservation of capital. Effective January 1, 2010, the Funds investment objective is to protect capital while providing a competitive level of tax-exempt income.